

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2012

<u>Via E-mail</u>
Ms. Rebecca Kyllo
President, Chief Executive Officer and Director
Skookum Safety Solutions Corp
1017 5th Street SE
High River, Alberta, T1V 1J2

> **Re: Skookum Safety Solutions Corp.**
> **Registration Statement on Form S-1**
> **Filed December 13, 2011**
> **File No. 333-178464**

Dear Ms. Kyllo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-1, filed December 13, 2011</u>

<u>General</u>

1. Please provide a currently dated consent from your independent accountant for amendments over 30 days and note the updating requirements of Rule 8-08 of Regulation S-X.

<u>Cover page</u>

2. Please revise the cover page to indicate that the minimum investment for investors is $500 for 5,000 shares.

Summary

The Company, page 5

3. We note your statement that "our management has retained discretion to use the proceeds of the Offering for other uses." We direct your attention to Instruction 7 to Item 504 of Regulation S-K, which allows the company to reserve the right to change the use of proceeds, proved such reservation is due to certain contingencies that are discussed specifically and the alternatives uses are indicated. Please revise your disclosure as appropriate.

Risk Factors

4. We note that you state that "the risks and uncertainties described below are not the only ones that impact on our operations and business. Additional risks and uncertainties not presently known to us, or that we currently consider immaterial, may also impair our business or operations." Your risk factor section should not address unknown risks and you must disclose all material risks. Please revise to delete the noted statements from your prospectus.

5. Please revise to clarify your statement that you will support the "development and manufacturing of commercially desirable vending tricycles."

"If our shares are quoted on the over-the-counter bulletin board…", page 11

6. Please revise your risk factor to clearly state that you will become a reporting company upon effectiveness of your registration statement.

Because purchasers in this offering will experience immediate and substantial dilution …, page 12

7. Please revise to quantify the amount of dilution the new shareholders could experience.

Use of Proceeds, page 12

8. We note that you intent to use a portion of the proceeds from this offering to pay "independent contractors." To the extent the proceeds may be used to pay the chief executive officer, please provide disclosure pursuant to Item 504 of Regulation S-K. To the extent the company will not be using any proceeds to pay the chief executive officer, please disclose.

9. Please briefly disclose your use of proceeds in the event you raise less than $7,500 in this offering.

Offering Period and Expiration Date, page 16

10. We note your reference to a "minimum subscription amount". Please revise as appropriate.

Description of Securities, page 16

11. Please revise your disclosure under this heading and throughout your registration statement to clarify the number of shareholders of record you have. In this regard, we note your disclosure elsewhere that you have 2,000,000 shares outstanding and that Rebecca Kyllo, your CEO holds 75% of the shares. This would imply at least one other holder of record. We further note your disclosure regarding the regarding the 500,000 share issuance to 39 investors for cash proceeds of $40,000.

Description of Business, page 18

12. We note you are "in the process of seeking developing the product design, seeking manufacturers and planning marketing strategies." Revise to disclose whether you have had any discussions with any third parties regarding these activities and whether you have any oral or written agreements evidencing such communications. In this regard, we note your disclosure on page 30 regarding the fact that you have commenced contract negotiations for the manufacture of your products. Please attach any material agreements as exhibits. See Item 601 of Regulation S-K.

13. Please revise to provide the basis for your statements made in the following sections: Gastroesophageal Reflux Disease (GERD), Elevating a Baby's Head, and GERD, including all subsections. Include references such as an article, website, book, etc. and include information for an investor so they can easily locate the source. Finally, include the specific websites for internetworldstats.com and comscore.com that includes the cited information in your Baby Products and Medical Products section.

14. We note your reference to the "incidence of both adult and childhood GERD" on page 24. Please revise to clarify what the amount of incidence of GERD is in adults and in children. Include the relevant citation(s).

15. We note that you will call your elevation crib block product "Upsy Daisy" and your adult block product "Bed Block." Please address the steps you have taken to ensure that you have permission to use these names for your products.

16. We note the following statement on page 24: "[t]hose who have products designed to go in the crib with a baby have been contraindicated by the United States FDA." Please clarify this statement and clearly state whether and how the FDA regulates the product(s) you plan to manufacture and sell.

17. Please revise where appropriate to clarify the stage of development of your products. For instance, on page 24, you provide a product description, including measurements and product name and you include a diagram, but on page 25 you state that "once you determine the final design for [y]our products" you intend to file for patent protection.

18. Please revise to address your proposed adult elevation blocks in greater detail. Discuss the proposed market for such product and the competitive business conditions as required by Items 101(h)(4)(i) and (iv) of Regulation S-K.

19. Please revise to disclose the research and development costs required by Item 101(h)(4)(x) of Regulation S-K.

Description of Property, page 26

20. Please revise to address the adequacy and suitability of your corporate office located in Alberta, Canada. See Instruction 1 to Item 102 of Regulation S-K.

Management's Discussion and Analysis, page 30

Product Development, page 30

21. We note your Product Development milestones for the next 12 months. Please revise to clarify the anticipated timeframe for each milestone and additionally state the estimated cost for your fifth milestone, new product development focusing on adult GERD.

22. We note that you are in contract negotiations for product manufacturers. Please revise clarify whether the company has engaged a design firm, which appears to be the company's necessary first step, given the company's Business discussion and discussion under this heading.

Sales and Distribution Strategy, page 31

23. Revise to incorporate the website and conference information listed under the Sales and Distribution Strategy heading, into you Product Development milestones, if you expect to address them within the next 12 months. If you do not, please state this is the case.

Liquidity and Capital Resources, page 33

24. Discuss the numbers disclosed under this heading in greater detail. For instance, we note that you used $15,105 in cash from inception until August 31, 2011 but do not address how that cash was used.

Directors and Executive Officers, page 34

25. We note that Ms. Kyllo developed and sold "his first commercial tricycle prototype" in June 2009 and "founded and developed a business that provided schools with access to a mobile gym" in 2006. Please provide additional information about these business pursuits in your Business section and give the current status of each.

26. We note that Ms. Kyllo, your sole director and officer, appears to be located in London. We further note she is your only employee and that your corporate office is located in Alberta, Canada. Please advise us what company representative is presently at this location and if there is no one, advise us why this is the company's headquarter location and address how the business can effectively be run in Alberta from London.

27. We note your disclosure that "to the best of [y]our knowledge," Ms. Kyllo has not been involved in certain types of legal proceedings listed on page 35. Please revise to definitely state whether Ms. Kyllo has been involved in the listed proceedings, since the company is in the best position to know.

28. Please revise this section to disclose the beginning and end dates of Ms. Kyllo's employment for the past five years, as required by Item 401(e) of Regulation S-K. In this regard, it is unclear whether Ms. Kyllo was employed by any business when she developed the tricycle prototype and what the name of the business is that Ms. Kyllo founded in 2006 and the current status of that business.

29. Revise to briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that the sole director should serve as a director of the company. See Item 401(e)(1) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 37

30. Revise to provide the required Regulation S-K, Item 403 information as of the most recent practicable date.

Certain Relationships and Related Transactions, page 38

31. Please revise the disclosure in this section to address any transaction as required by Item 404 of Regulation S-K, not just those that will "materially affect" you.

32. Please include in this section the loan by your sole officer and director or advise us why the loan is not required to be addressed.

Director Independence

33. Revise to provide the disclosure required by Item 407(a) of Regulation S-K.

Part II

Undertakings, page 41

34. It is unclear why you do not include the undertakings outlined by Items 512(a)(5)(ii) and (a)(6). Please revise or advise as appropriate.

Exhibits

35. We note the numerous references to "subscription" throughout your prospectus. Please file a copy of your subscription agreement or advise us as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Giugliano at (202) 551-3319 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director